Exhibit 12

NIKE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended August 31,	Year Ended May 31,
	2008	2008	2007	2006	2005	2004
	(in millions)	(in millions)
Net income	$510.5	$1,883.4	$1,491.5	$1,392.0	$1,211.6	$945.6
Income taxes	203.7	619.5	708.4	749.6	648.2	504.4

Income before income taxes	714.2	2,502.9	2,199.9	2,141.6	1,859.8	1,450.0

Add fixed charges
Interest expense(A)	8.1	40.7	49.7	50.5	39.7	40.6
Interest component of leases(B)	9.8	34.4	28.5	25.2	23.3	20.7

Total fixed charges	17.9	75.1	78.2	75.7	63.0	61.3

Earnings before income taxes and fixed charges(C)	732.1	$2,578.0	$2,278.1	$2,217.3	$1,992.8	$1,511.3

Ratio of earnings to total fixed charges	40.8	34.3	29.1	29.3	30.5	24.7

(A)	Interest expense includes interest both expensed and capitalized.

(B)	Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.

(C)	Earnings before income taxes and fixed charges is exclusive of capitalized interest.